Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)

For further information:	Investor Relations
(416) 947-1212

Agnico Eagle Provides UPDATE ON SENIOR MANAGEMENT CHANGES AND Notice of Release of First Quarter 2023 Results, Conference Call and Annual Meeting

Toronto (March 13, 2023) – Agnico Eagle Mines Limited (NYSE: AEM, TSX: AEM) ("Agnico Eagle" or the "Company") today announced certain senior management changes and that it will release its first quarter 2023 results on Thursday, April 27, 2023, after normal trading hours. Additionally, the Company will host its Annual and Special Meeting of Shareholders (the "AGM") the following day, Friday, April 28, 2023, in a hybrid format (in Toronto and virtually).

SENIOR MANAGEMENT CHANGES

After more than 17 years with Agnico Eagle, David Smith, most recently the Executive Vice President, Finance & Chief Financial Officer, has made the decision to retire as of April 28, 2023. David was instrumental in building the Company's best in class investor relations team and has served as Chief Financial Officer since 2012.

"We want to thank Dave for his many contributions and guidance during his long career with Agnico Eagle. Dave has been an important member of our senior executive team for the last 17 years, a period where we grew our annual gold production from approximately 250,000 ounces to more than 3 million ounces. Dave is also a good personal friend to many of us at Agnico Eagle and we appreciate his decision to spend more time with his family. We wish him a happy retirement," said Ammar Al-Joundi, Agnico Eagle's President and Chief Executive Officer.

With Mr. Smith's retirement, the Company is pleased to announce that Mr. Jamie Porter will be joining Agnico Eagle effective as of May 1, 2023, in the position of Executive Vice President, Finance & Chief Financial Officer.

Jamie has over 20 years of progressive experience in the mining industry. Most recently, Jamie was the Chief Financial Officer of Alamos Gold Inc., a position he held from 2011 after joining Alamos Gold in 2005. Prior to Alamos Gold, Jamie was Controller and Corporate Secretary for a Central American-based gold producer, and started his career at PwC. Jamie is a Chartered Professional Accountant and in 2022 he was recognized as a CPA Ontario Fellow, which is the highest distinction for a Chartered Professional Accountant and recognizes an individual's outstanding career achievements and valuable community contributions. Additionally, in 2016 and 2017, Jamie was the recipient of the Best Investor Relations by a CFO (small and mid-cap) Award at the IR Magazine Awards (Canada). He holds a Bachelor of Administrative and Commercial Studies from the Western University and is also a Certified Public Accountant in the United States (Illinois).

"We are excited to have Jamie join our senior executive team. Jamie is a seasoned mining executive and proven leader, who will bring strong financial, investor relations and strategic planning skills to Agnico Eagle. We look forward to him contributing from day one" said Ammar Al-Joundi.

FIRST QUARTER 2023 RESULTS CONFERENCE CALL AND WEBCAST

Agnico Eagle's senior management will host a conference call on Friday, April 28, 2023 at 08:30 AM (E.D.T.) to discuss the Company's financial and operating results.

Via Webcast:

A live audio webcast of the conference call will be available on the Company's website at www.agnicoeagle.com.

Via URL Entry:

To join the conference call without operator assistance, you may register and enter your phone number at https://bit.ly/3VJ2EKh to receive an instant automated call back. You can also dial direct to be entered to the call by an Operator (See "Via Telephone" details below).

Via Telephone:

For those preferring to listen by telephone, please dial 416-764-8659 or toll-free 1-888-664-6392. To ensure your participation, please call approximately five minutes prior to the scheduled start of the call.

Replay archive:

Please dial 416-764-8677 or toll-free 1-888-390-0541, access code 175235#. The conference call replay will expire on May 28, 2023.

The webcast, along with presentation slides, will be archived for 180 days on the Company's website.

ANNUAL MEETING

The AGM will begin on Friday, April 28, 2023 at 11:00 am (E.D.T). During the AGM, management will provide an overview of the Company's activities.

Hybrid Format

The AGM will be held in person at the Arcadian Court, 401 Bay Street, Simpson Tower, 8th Floor, Toronto, Ontario, M5H 2Y4 and online at: https://meetnow.global/M5UPTSH.

The Company is conducting a hybrid meeting that will allow registered shareholders and duly appointed proxyholders to participate both online and in person. The Company is providing the virtual format in order to provide shareholders with an equal opportunity to attend and participate at the AGM.

For details explaining how to attend, communicate and vote virtually at the AGM please see the Company's Management Information Circular which will be filed under the Company's profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Shareholders who have questions about voting their shares or attending the AGM may contact Investor Relations by telephone at 416.947.1212, by toll-free telephone at 1.888.822.6714 or by email at info@agnicoeagle.com or the Company's strategic shareholder advisor and proxy solicitation agent, Laurel Hill Advisory Group, at 1-877-452-7184 (toll free in North America), at 1-416-304-0211 (for collect calls outside of North America), or by e-mail at assistance@laurelhill.com.

Investor Relations

Agnico Eagle Mines Limited

145 King Street East, Suite 400

Toronto, Ontario, M5C 2Y7

investor.relations@agnicoeagle.com

Telephone: 416-947-1212

Fax: 416-367-4681

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company, producing precious metals from operations in Canada, Australia, Finland and Mexico. It has a pipeline of high-quality exploration and development projects in these countries as well as in the United States. Agnico Eagle is a partner of choice within the mining industry, recognized globally for its leading environmental, social and governance practices. The Company was founded in 1957 and has consistently created value for its shareholders, declaring a cash dividend every year since 1983.

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